

CORPORATE
PRESENTATION

October 7th, 2020



DIRECT COMMUNICATION SOLUTIONS, INC.

www.dcsbusiness.com



An offering statement including a preliminary U.S. offering circular (the "U.S. offering circular") with respect to the sale of securities of Direct Communication Solutions, Inc. ("DCS") has been filed with the United States Securities and Exchange Commission ("SEC"). Before you invest, you should read the U.S. offering circular and other documents DCS has filed with the SEC for more complete information about DCS and the offering. The most recent version of the U.S. offering circular is available here on the SEC EDGAR Website. Alternatively, to receive a U.S. offering circular, contact Bill Espley at bespley@dcsbusiness.com, 604.630.3072 or please write to Bill Espley, c/o Direct Communication Solutions, Inc., 17150 Via Del Campo Ste. 200, San Diego, California 92127.

As of the date of this presentation, the U.S. offering circular has not yet been qualified. The securities may not be sold nor may offers be accepted prior to the time the U.S. offering circular becomes qualified. No money or other consideration is being solicited in connection with this information, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the U.S. offering statement on Form 1-A is qualified pursuant to Regulation A of the U.S. Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind.

The offering will be made only by means of the U.S. offering circular. The securities are being offered in Canada and may be offered in certain jurisdictions other than the United States. None of the securities are being offered in the United States and residents of the United States will not be permitted to invest in the offering unless it has been qualified in the investor's state of residence.

In addition to current and historical information, this presentation may contain forward-looking statements. These statements relate to our future operations, prospects, potential products, services, developments, business strategies or our future financial performance. Forward-looking statements reflect our expectations and assumptions only as of the date of this presentation and are subject to risks and uncertainties. Actual events or results may differ materially. We have included a discussion of certain risks and uncertainties that could cause actual results and events to differ materially from our forward-looking statements in the section titled "Risk Factors" in the U.S. offering circular filed with the SEC. We undertake no obligation to update or revise publicly any forward-looking statement after the date of this report, whether as a result of new information, future events or otherwise.

DCS



PLATFORM SOLUTIONS THAT
BUILD THE FUTURE ECONOMY

Direct Communication Solutions serves its clients by simplifying IoT technologies, making them easier to deploy, less costly, and overall more efficient. In a world where technology is increasingly automated and sensors enhance business decisions, DCS specializes on connecting our world to data. DCS designs, develops and deploys end-to-end solutions which improve business efficiencies to better our experience with managing and analyzing data.

"DCS connects us to decision making data"

Chris Bursey, CEO, Direct Communication Solutions.



WE CAN **CONNECT THINGS ANYWHERE**



2012

Global Telit Wireless Data Module Distributor.

North American Value-Add Reseller of

Telematics Equipment - CalAmp Corporation

Start

2006

Incorporated.

State of Florida.

2015

MiFleet Brand Born.

Fleet & Asset Management Solutions.

Agreement signed – Gurtam.



2018

Launched MiServices.

Logistics & Engineering Services.

Deployment Readiness Expansion.

2017

DCS entered into an agreement with

CalAmp Corp. for the non-exclusive

distribution of CalAmp Corp.'s products.

2019

DCS launches all in one Cloud-based

IoT platform.

Today

DCS is focusing on delivering End-to-End IoT solutions that are enabled by the latest technologies. We have begun to develop advanced software applications and databases that can analyze and manage the data that IoT hardware has traditionally just collected. These provide businesses with the opportunity to receive real-time data in order to make better decisions about their business. With our cloud and/or via a SaaS/MaaS business model, business and technology can finally work together.

FUTURE



OUR **LEADERSHIP**

Chris Bursey	**Rich Gomberg**	**Eric Placzek**	**Dave Scowby**	**Mike Lawless**
Founder & CEO	Chief Financial Officer	Chief Technology Officer	Chief Operations Officer	EVP, SaaS Business
20+ Years Industry Experience	20+ Years Financial Experience Public & Private Corporation	Software, Cloud, IoT, Telecom	18+ Years Industry Experience, B.S.E from Princeton University	20+ Years Sales & Management. B.Sc. Information Technology



THE **OPPORTUNITY**

The Multi-Billion Dollar IoT industry is plagued with partial and incomplete solutions, the industry is frustrated with the lack of end-to-end solutions capable of bringing true value to the end user. The industry is segmented into hardware, connectivity, and software providers which traditionally do not work cohesively with one another.

DCS's experience harvesting solutions in this industry for years positions them to develop and deliver seamless end-to-end, hardware to software solutions in the most efficient and cost-effective manner. The end result - solutions for mass adoption. Saving its clients time, money and effort.

DCS

#RealIoT
Designed to Make a Difference

Cloud-Base Solutions designed with a horizontal marketing approach…

Use Cases:

- Property Management
- Restaurants
- Medical Industry
- Cold Chain Management
- Manufacturing

- Retail Stores
- Offices
- Agriculture
- Public Safety
- Construction

DCS
www.dcsbusiness.com



THE DCS **ADVANTAGE**

Simplified. Seamless. Stress Free. Cost Effective.

Mutli-Platform Solutions
Web & Mobile



MiFleet



Remote Monitoring
Live Viewing of Operations

Integrated Solutions
Hardware/Software



MiSensors



Remote Management
Decision Making Data

Web Services API's

Alerts & Notifications
sms / email



AnalytIQ



Data Analysis
Cost Reduction

DCS
www.dcsbusiness.com

DCS **SOLUTIONS**

MiFleet (Fleet & Asset Management)

An iconic and intuitive fleet and asset management application conceived to lower the total cost of entry for its client in offering telematics and fleet management solution into specific markets. Our end-to-end approach offers our respective clients an all-in-one integrated solution without the need to invest in development efforts to deploy such a solution. Our channel partners can adopt an out of the box solution to enter the market with reduced risk, cost and time. Custom solutions to answer the needs of niche markets can be rapidly deployed with limited effort.

MiSensors (Remote Sensor Monitoring)

A suite of disruptive, designed in America, proprietary sensors that reduce infrastructure for clients, making remote monitoring easier, cheaper, and less time consuming than products offered in the market today. The MiTag Multi-Sensor can accommodate virtually any vertical and our 8-in-1 sensor strategy can do the job of up to 8 competing sensors. MiSensors can be deployed at a cost of up to 70% less than competing products in the market today. Our MiSensors cloud solution leverages DCS's very own designed web and mobile applications.

DCS **SOLUTIONS**

AnalytIQ (IoT Device Deployment & Management)

A custom, proprietary device programming and preparation software application designed to reduce the human costs associated with device programming and preparation. A proven tool enabling tens of thousands of devices to be onboarded by DCS's clients, reducing time, costs and efforts to deploy equipment. Designed to encompass cost and time saving modules, AnalytIQ offers intelligent automation efficiencies.

Web Services API's (Rapid Web / Mobile Development Platform)

A suite of Web Services API's (Application Programming Interfaces) which enable rapid development efforts of IoT applications. The API standardizes often complex device data and simplifies the integration of such data from numerous device manufactures into a uniform data format and structure. This makes development less complicated and application developers can remain focused on solutions and not the cumbersome device data conversion and storage.

OUR BRANDS



MiFleet

FLEET & ASSET MANAGEMENT

Our Clients offer MiFleet™ to Enterprise/SMB transportation, construction, mining, delivery, services, municipalities, school bus companies and more.

- A Turnkey, GPS Fleet & Asset Management Application
- Web & Mobile Application (iOS, Android)
- Consumer & Commercial Editions
- Cross Cellular Carrier Compatibility
- Vast Device Catalog (Light & Heavy Duty, and more...)
- Real-Time Alerts & Monitoring
- Comprehensive Regulatory Reporting

DCS

www.dcsbusiness.com



MiSensors

REMOTE SENSOR MONITORING

Set and forget event based remote monitoring. Sensors connect to gateway, then to network, then to platform/mobile app. On the platform/mobile app you can see up-to-date information instantly! Know about a costly problem before it happens.

- A Turnkey, Sensor Monitoring Application
- Web & Mobile Application (iOS, Android)
- Cross Cellular Carrier Compatibility
- MiTag Multi-Sensor (8-in-1), BlueTooth 5.0
- Real-Time Alerts & Monitoring
- Comprehensive Reporting

DCS

www.dcsbusiness.com



 **BREWSEE**

BEER LIFE CYLCE MONITOR & CONTROL SYSTEM

Smart handling of Temperature, CO2 Pressure, Inventory Management, critical timing and prevent after hours pours or staff giveaways. A comprehensive inventory tracking system helping clients to reduce waste, theft and non-automated interfaces – promoting better production.

- A Turnkey, Beer Monitoring Application
- Web & Mobile Application (iOS, Android)
- Cross Cellular Carrier Compatibility
- Proprietary Beer Monitoring Appliance
- Real-Time Alerts & Monitoring
- Comprehensive Reporting

BrewSee scheduled for release in 2021.

◁DCS

www.dcsbusiness.com

CHANNEL **PARTNERS**

    

    

STRATEGIC **PARTNERS**

    



www.dcsbusiness.com

THE **FINANCIALS**

REVENUE & **HISTORY**

$ in Millions USD



| | 2017 | 2018 | 2019 |

	Years ended December 31	
	2019	**2018**
Revenues:		
Products	$ 13,961,434	$ 14,626,244
Solutions and other services	2,102,124	1,330,111
Total revenues	16,063,558	15,956,355
Cost of revenues		
Products	11,601,967	11,920,709
Solutions and other services	414,181	406,297
Total cost of revenues	12,016,148	12,327,006
Gross profit	4,047,410	3,629,349
Operating expenses:		
Research and development	782,692	351,157
General and administrative		
Compensation and benefits	2,321,252	1,744,167
Professional fees	806,180	369,106
Bank fees	250,350	179,115
Facilities	145,673	138,128
Other	574,665	518,506
Total operating expenses	4,880,812	3,300,179
Income (Loss) from operations	(833,402)	329,170
Other income (expense):		
Royalty income	99,221	-
Interest expense	(361,943)	(266,626)
Net income (loss)	$ (1,096,124)	$ 62,544
Net income (loss) per share:		
Basic	$ (0.11)	$ 0.01
Diluted	$ (0.11)	$ 0.00
Weighted average number of shares:		
Basic	10,180,829	9,608,000
Diluted	10,180,829	15,007,250



IPO TRANSACTION **SUMMARY**
(closed January 7, 2020)

Shares issued:
1,328,500 Common Shares

Issue Price:
CAD $2.00 per Common Share

Gross Proceeds:
CAD $2,657,000

Total share outstanding Post Cap:
13,403,300 Common Shares

DCS

www.dcsbusiness.com



ABOUT OUR
COMPANY

DCS is headquartered in one of San Diego's technology-infused business parks located in North County.

17150 Via Del Campo Ste. 200, San Diego

DCS

www.dcsbusiness.com

THANK **YOU**

DCS